Exhibit 25

Grown Rogue Reports Fourth Quarter and Annual 2024 Results

Medford, Oregon, March 31, 2025 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to report its fourth quarter and full year results ended December 31, 2024. The Company changed its fiscal year-end from October to December during 2024, affecting year-over-year comparison periods, including making year-over-year quarterly comparisons less relevant. All financial information is provided in U.S. dollars unless otherwise indicated.

2024 Operational and Financial Highlights:

●	Revenue of $27.0M compared to $23.4M in the year ended October 31, 2023, an increase of 16%

●	Adjusted EBITDA of $9.7M compared to $7.6M in the year ended October 31, 2023, an increase of 27%

●	Adjusted EBITDA margin of 35.8% compared to 32.7% in the year ended October 31, 2023

●	Grown Rogue Received Licensing Approval in New Jersey and Closed Option 1 to Acquire 44% of ABCO Garden State, LLC (“ABCO”), with agreements in place to own up to 70%, pending regulatory approval

●	Commenced sales of Grown Rogue flower and pre-rolls in New Jersey in December and, as of mid-March, are selling into approximately half of the 205 dispensaries in the state

●	Increased ownership of Michigan operations from 60% to 80%

●	Convertible lenders voluntarily converted $3.1M of outstanding convertible debentures not due until 2027

●	Announced the termination of the advisory agreement with Vireo Growth Inc. (formerly Goodness Growth Holdings, Inc.)

●	Subsequent to year-end, the Company appointed Andrew Marchington as Chief Financial Officer and Josh Rosen as Chief Strategy Officer

●	Subsequent to year-end Nile, the Company’s affiliated dispensary located in West New York, New Jersey, opened in February 2025, with its grand opening event planned for Saturday, March 29

●	Subsequent to year-end, the Company closed a US$7.0M credit facility at ~9% interest

2024 Fourth Quarter Financial Highlights:

●	Revenue of $5.7M and adjusted EBITDA of $2.6M

●	Adjusted EBITDA margin of 46.9%

Management Commentary

“This was another productive year for Grown Rogue with growth in both revenue and aEBITDA showing the continued execution by our team in competitive markets against a backdrop of price compression that was most pronounced in the back half of the year. Our core markets of Oregon and Michigan performed well in 2024 with strong market share increases in both markets. Our sales in OR and MI grew 10% and 13%, respectively, while state sales in OR were flat and MI were up 8%, indicating continued strong demand for our flower and pre-roll products. Our state-level EBITDA margins in 2024 were affected by lower pricing, particularly in Oregon, but we remain relentlessly focused on offsetting this competitive environment with strong cost controls, operational efficiencies and yield improvements. We continue to see pricing pressure early in 2025, most significantly in Michigan and we’re optimistic that we’ll see this pressure subside as we move through the year. Fortunately, our strong execution and resulting margin profile makes us resilient.,” said Obie Strickler, CEO of Grown Rogue.

“I’m so proud of everyone on the Grown Rogue team for both maintaining the focus on continuous improvement in our existing operations and simultaneously delivering against an aggressive go-to-market timeline in New Jersey. Augmenting our team as we grow, while retaining and growing our core talent, is the linchpin of our success. I believe we’re doing a remarkable job of executing against the things we control. Our near-term focus remains on continuous operational improvements, construction of phase two at the New Jersey facility, the buildout of our facility in Illinois, and our ongoing measured pursuit of new markets. Our recently announced credit facility supports these growth initiatives on attractive terms by industry standards. We continue to believe that high-quality, low-cost cannabis cultivation, that delights consumers, is a protectable moat when done at the proper scale,” continued Mr. Strickler.

“I want to personally thank all our customers, the entire Grown Rogue team, and our supportive partners and shareholders for each doing their part to help Grown Rogue achieve our goal of becoming a nationally recognized craft flower company in the U.S. I look forward to providing future updates, most notably as we actively increase our penetration in the New Jersey market.”

Oregon Market Highlights ($USD Millions)

Oregon	FY 2024	FY 2023*	+/- %
Revenue	12.1	11.0	+10%
aEBITDA	3.6	4.4	-18%
aEBITDA Margin %	30.0%	40.1%	-1010 bps

*	FY 2023 data is from November 2022 to October 2023

Michigan Market Highlights ($USD Millions)

Michigan	FY 2024	FY 2023*	+/- %
Revenue	12.9	11.4	+13%
aEBITDA	5.8	5.3	+8%
aEBITDA Margin %	44.5%	46.7%	-220 bps

*	FY 2023 data is from November 2022 to October 2023

Michigan operations are through Golden Harvests, LLC.

Financial Statements and aEBITDA reconciliation

Consolidated Statements of Financial Position	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 18)	4,682,221	6,804,579	8,858,247
Accounts receivable (Note 18)	1,596,912	1,642,990	2,109,424
Biological assets (Note 3)	1,554,622	1,723,342	1,566,822
Inventory (Note 4)	4,769,776	5,021,290	4,494,257
Prepaid expenses and other assets	864,009	420,336	392,787
Notes receivable (Note 6.3)	7,189,635	-	-
Total current assets	20,657,175	15,612,537	17,421,537
Warrants asset (Note 13.2)	4,855,795	8,820,897	8,753,266
Other Investments (Note 6.1 and 6.2)	1,810,363	-	-
Notes receivable (Notes 6.3)	2,613,969	2,449,122	1,430,526
Property and equipment (Note 8)	11,870,220	1,761,382	1,361,366
Intangible assets and goodwill (Note 9)	1,257,668	725,668	725,668
Deferred tax asset (Note 20)	250,620	246,294	470,358
TOTAL ASSETS	43,315,810	29,615,900	30,162,721
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,107,619	1,358,962	2,359,750
Current portion of lease liabilities (Note 7)	736,453	925,976	824,271
Current portion of long-term debt (Note 10)	227,679	780,358	1,285,604
Current portion of convertible debentures (Note 11)	1,945,226	-	-
Current portion of business acquisition consideration payable (Note 5)	536,881	360,000	360,000
Derivative liability (Notes 11.1.1, 11.2 and 11.2.1)	12,504,175	7,471,519	7,808,500
Income tax payable (Note 20)	1,907,177	873,388	366,056
Total current liabilities	19,965,210	11,770,203	13,004,181
Lease liabilities (Note 7)	4,475,490	1,972,082	2,094,412
Long-term debt (Note 10)	1,001,681	82,346	102,913
Business acquisition consideration payable (Note 5)	1,693,540	-	-
Convertible debentures	-	2,459,924	2,412,762
Other non-current liabilities (Note 20)	269,883	-	-
TOTAL LIABILITIES	27,405,804	16,284,555	17,614,268
EQUITY
Share capital (Note 12)	38,499,491	24,593,422	24,593,422
Contributed surplus (Notes 13 and 14)	9,025,541	8,186,297	8,081,938
Accumulated other comprehensive loss	(125,930)	(108,069)	(114,175)
Accumulated deficit	(32,847,334)	(20,353,629)	(20,996,449)
Equity attributable to shareholders	14,551,768	12,318,021	11,564,736
Non-controlling interests (Note 23)	1,358,238	1,013,324	983,717
TOTAL EQUITY	15,910,006	13,331,345	12,548,453
TOTAL LIABILITIES AND EQUITY	43,315,810	29,615,900	30,162,721

Consolidated Statements of Comprehensive Income (Loss)	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023
	$	$	$
Revenue
Product sales (Note 2.1.6.1)	25,029,634	3,542,037	22,424,169
Service revenue (Note 2.1.6.2)	1,987,631	96,050	929,016
Total revenue	27,017,265	3,638,087	23,353,185
Cost of goods sold
Cost of finished cannabis inventory sold	(12,827,041)	(1,404,323)	(11,155,676)
Costs of service revenue	(206,669)	(89,210)	(308,641)
Gross profit, excluding fair value items	13,937,355	2,144,554	11,888,868
Realized fair value loss amounts in inventory sold	(3,358,862)	(460,647)	(2,573,151)
Unrealized fair value gain amounts on growth of biological assets	2,816,943	686,867	3,355,797
Gross profit	13,441,636	2,370,774	12,671,514
Expenses
Amortization of property and equipment	939,727	186,415	578,641
General and administrative (Note 19)	10,075,360	1,437,353	6,465,877
Share-based compensation	1,306,607	104,359	346,113
Total expenses	12,321,694	1,728,127	7,390,631
Income from operations	1,119,942	642,647	5,280,883
Other income and (expense)
Interest expense	(379,161)	(69,164)	(370,616)
Accretion expense	(2,042,556)	(216,493)	(1,026,732)
Other income (expense)	1,938,713	49,678	441,487
Gain on extinguishment on note receivable	156,165	-	-
Unrealized gain (loss) on derivative liability	(12,768,905)	336,981	(4,563,498)
Unrealized gain on warrants asset	3,094,413	400,016	129,113
Loss on equity investment in associate	(169,637)	-	-
Gain (loss) on disposal of property and equipment	50,057	(87,699)	(182,025)
Total other income (expense), net	(10,120,911)	413,319	(5,572,271)
Income (loss) before taxes	(9,000,969)	1,055,966	(291,388)
Income tax (Note 20)	(1,695,825)	(383,539)	(370,932)
Net income (loss)	(10,696,794)	672,427	(662,320)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	(17,861)	6,106	(4,562)
Total comprehensive income (loss)	(10,714,655)	678,533	(666,882)
Gain (loss) per share attributable to owners of the parent – basic	(0.05)	0.00	(0.00)
Weighted average shares outstanding – basic	209,441,725	182,005,886	172,708,792
Gain (loss) per share attributable to owners of the parent – diluted	0.01	0.00	0.00
Weighted average shares outstanding – diluted	237,428,458	214,046,728	172,708,792
Net income (loss) for the period attributable to:
Non-controlling interest	606,848	29,607	(129,279)
Shareholders	(11,303,642)	642,820	(533,041)
Net income (loss)	(10,696,794)	672,427	(662,320)
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	606,848	29,607	(129,279)
Shareholders	(11,321,503)	648,926	(537,603)
Total comprehensive income (loss)	(10,714,655)	678,533	(666,882)

Consolidated Statements of Cash Flows	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023
	$	$	$
Operating activities
Net income (loss)	(10,696,794)	672,427	(662,320)
Adjustments for non-cash items in net income (loss):
Depreciation of property and equipment	939,727	186,415	578,641
Amortization of property and equipment included in costs of inventory sold	1,980,597	209,985	1,757,672
Unrealized fair value gain amounts on growth of biological assets	(2,816,943)	(686,867)	(3,355,797)
Realized fair value loss amounts in inventory sold	3,358,862	460,647	2,573,151
Deferred income taxes	(4,326)	224,064	(470,358)
Share-based compensation	1,306,607	104,359	344,593
Accretion expense	2,042,556	216,493	1,026,732
Loss on equity investment in associate	169,637	-	-
Gain on extinguishment on note receivable	(156,165)	-	-
(Gain) Loss on disposal of property and equipment	(50,057)	87,699	182,025
Unrealized (gain) loss on fair value of derivative liability	12,768,905	(336,981)	4,563,498
Unrealized gain on warrants asset	(3,094,414)	(400,016)	(129,113)
Currency translation gain (loss)	(17,861)	6,106	(2,210)
	5,730,331	744,331	6,406,514
Changes in non-cash working capital (Note 15)	1,394,111	(513,222)	(677,163)
Net cash provided by operating activities	7,124,442	231,109	5,729,351

Investing activities
Purchase of property and equipment and intangibles	(1,739,014)	(126,690)	(1,456,782)
Acquisition of Canopy Management and Golden Harvests	(801,436)	-	-
Dividend issued from Golden Harvests, LLC to minority owner	(530,000)	-	-
Cash advances and loans made to other parties	(7,898,136)	(1,018,596)	(1,430,526)
Repayment of notes receivable principal and interest	484,160
Equity investment in ABCO Garden State LLC	(1,980,000)	-	-
Repayment of bridge note	266,417	-	-
Net cash used in investing activities	(12,198,009)	(1,145,286)	(2,887,308)

Financing activities
Proceeds from convertible debentures	-	-	8,000,000
Proceeds from exercise of warrants	4,657,460	-	-
Proceeds from exercise of stock options	359,958	-	-
Proceeds from sales of membership units	787,500	-	-
Payment of debt and equity issuance costs	(126,914)	-	-
Repayment of long-term debt	(1,230,093)	(568,166)	(1,631,830)
Repayment of convertible debentures	(521,953)	(126,978)	(261,006)
Payments of lease principal	(974,749)	(444,347)	(1,673,344)
Net cash provided by (used in) financing activities	2,951,209	(1,139,491)	4,433,820

Change in cash and cash equivalents	(2,122,358)	(2,053,668)	7,275,863
Cash and cash equivalents, beginning	6,804,579	8,858,247	1,582,384
Cash and cash equivalents, ending	4,682,221	6,804,579	8,858,247

Adjusted EBITDA Reconciliation	Year ended December 31 2024	Two months ended December 31 2023	Year ended October 31 2023
	($)	($)	($)
Net income (loss), as reported	(10,696,794)	672,427	(662,320)
Add back realized fair value amounts included in inventory sold	3,358,862	460,647	2,573,151
Deduct unrealized fair value gain on growth of biological assets	(2,816,943)	(686,867)	(3,355,797)
Add back amortization of property and equipment included in cost of sales	1,980,598	209,985	1,757,672
	(8,174,277)	656,192	312,706
Add back interest and interest accretion expense, as reported	2,421,717	285,657	1,397,348
Add back amortization of property and equipment, as reported	939,727	186,415	578,641
Add back share-based compensation	1,306,607	104,359	346,113
Deduct unrealized gain/add back unrealized loss on derivative liability, as reported	12,768,905	(336,981)	4,563,498
Deduct gain / add back loss on disposal of property plant and equipment	(50,057)	87,699	-
Deduct unrealized gain on warrants asset, as reported	(3,094,413)	(400,016)	(129,113)
Deduct gain on extinguishment on note receivable	(156,165)
Add back income tax expense, as reported	1,695,825	383,539	370,932
EBITDA	7,657,869	966,864	7,440,125
Compliance costs[1]	-	-	83,747
One time compensation payments	264,336	-	-
Additional compliance costs associated with year end change	79,091	-	-
Costs associated with acquisition of Golden Harvests [2]	603,000	20,000	110,000
New production location startup costs [3]	887,897	-	-
Non recurring legal and transaction costs	187,342	-	-
Adjusted EBITDA	9,679,535	986,864	7,633,872

[1]	Costs for professional services pertaining to prior periods as a result of efforts to bring the Company’s disclosures current with the Securities & Exchange Commission. The Company’s required disclosures were brought current, and over-the-counter trading resumed in the United States.
[2]	Costs associated with the Company’s acquisition of the Michigan assets.
[3]	During the year ended December 31, 2024, we incurred 887,897 in pre-opening labor costs associated with the investment in New Jersey.

Segmented Adjusted EBITDA

	Oregon	Michigan	Services	Corporate	Consolidated
Revenue	12,093,606	12,936,028	1,258,131	729,500	27,017,265
Costs of revenue	(7,125,199)	(5,701,841)	(206,670)	-	(13,033,710)
Gross profit	4,968,407	7,234,187	1,005,261	729,500	13,983,555
Net fair value (“FV”) adjustments	210,468	(752,387)	-	-	(541,919)
Gross profit	5,178,875	6,481,800	1,005,261	729,500	13,441,636
Operating expenses:
General and administration	2,603,427	2,762,657	-	4,709,276	10,075,360
Depreciation and amortization	115,851	641,120	-	182,756	939,727
Share based compensation	-	-	-	1,306,607	1,306,607
Other income and expense:
Interest and accretion	(241,572)	(73,361)	-	(2,106,784)	(2,421,717)
Loss on disposal or property and equipment	5,280	44,777	-	-	50,057
Gain on extinguishment on note receivable	-	-	-	156,165	156,165
Unrealized (loss) gain on derivative liability	-	-	-	(12,768,905)	(12,768,905)
Unrealized (loss) gain on warrants asset	-	-	-	3,094,413	3,094,413
Other income and expense	2,878	238,848	800,000	896,987	1,938,713
Net income (loss) before tax	2,226,183	3,288,287	1,851,461	(16,366,900)	(9,000,969)
Tax	-	-	-	1,695,825	1,695,825
Net income (loss) after tax	2,226,183	3,288,287	1,851,461	(18,062,725)	(10,696,794)
Net FV adjustments	(210,468)	752,387	-	-	541,919
Amortization of property and equipment included in cost of sales	1,254,370	726,228	-	-	1,980,598
Amortization of property and equipment	115,851	641,120	-	182,756	939,727
Share-based compensation	-	-	-	1,306,607	1,306,607
Gain on extinguishment on note receivable	-	-	-	(156,165)	(156,165)
Unrealized derivative liability	-	-	-	12,768,905	12,768,905
Loss on disposal of property plant and equipment	(5,280)	(44,777)	-	-	(50,057)
Unrealized warrants asset	-	-	-	(3,094,413)	(3,094,413)
Interest and accretion	241,572	73,361	-	2,106,784	2,421,717
Income tax	-	-	-	1,695,825	1,695,825
EBITDA before one-time adjustments	3,622,228	5,436,606	1,851,461	(3,252,426)	7,657,869
Add back to EBITDA:
One time compensation payments	-	-	-	264,336	264,336
Additional compliance costs	-	-	-	79,091	79,091
Eliminated management fees	-	-	-	-	46,200
Costs associated with acquisition of Golden Harvests	-	323,000	-	280,000	603,000
New production location startup costs	-	-	-	887,897	887,897
Non recurring legal and transaction costs	-	-	-	187,342	187,342
Adjusted EBITDA	3,622,228	5,759,606	1,851,461	(1,553,760)	9,679,535

NOTES:

1.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2021 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2021. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, New Jersey and Illinois, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward‐ looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward‐looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward‐looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662